

April 18, 2018

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: HomeStreet, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2018, by Blue Lion Opportunity Master Fund, L.P. et al.
File No. 1-35424

Dear Mr. Fetzer:

We have reviewed the above-captioned filing and have the following comment. Please respond to this letter by amending the filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

<u>Form of Proxy Card</u>

1. Please revise the voting choices for Proposal 1 so that they are consistent with Rule 14a-4(b)(2).

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619, if you have any questions regarding our comment.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions